Via Facsimile and U.S. Mail
Mail Stop 6010
								October 21, 2005

Mr. Terry M. Deru
President and Director
Prime Resource, Inc.
1245 East Brickyard Road
Suite 590
Salt Lake City, UT  84106

Re:	Prime Resource, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
      File No. 333-88480

Dear Mr. Deru:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 6. Plan of Operations, page 13

Results of Operations, page 14

1. It appears that your discussion of revenues and expenses is not consistent with the line item amounts presented in your statement of operations on page F-3. Please revise your disclosures to discuss the material changes in the line items presented in your financial statement for each period presented as required by Rule 303(b)(1)(vi)
of Regulation S-B. Please revise your 2005 Forms 10-QSB disclosures, accordingly.

2. Your disclosure that you do not segregate expenses by subsidiary or division appears to be inconsistent with your disclosure of segment expenses in Note 7 to your financial statements. If certain general and administrative expenses are not allocated at the segment level or not considered in evaluating segment performance, please state this fact. Please revise your disclosures, accordingly.

3. It appears from your disclosure in Note 1 to the financial statements that certain accounting estimates or assumptions have a material impact on your financial statements. Please revise your disclosure to include a discussion of your critical accounting estimates as outlined in Section V of Financial Reporting Release No.
72 or explain to us why you believe you have no critical accounting estimates or assumptions.

Item 7. Financial Statements

4. Your independent auditors cannot both prepare and opine on the financial statements. If Child, Sullivan & Co. has prepared the financial statements, please engage another independent accounting firm to re-audit the financial statements that are included in this annual report. Please refer to Rule 2-01(c)(4)(i) of Regulation S-X.
Otherwise, please remove this disclosure and explain to us why a re-audit of your financial statements is not required.

Note 1. Significant Accounting Policies, page F-7

Trade Receivables, page F-8

5. Please revise your disclosure to quantify the amount of bad debts and charge backs for premium cancellations netted against your ending receivables balance. If material, revise your Plan of Operations disclosures to discuss the impact of these amounts on operating results for each period presented. Please revise your 2005 Forms 10-
QSB disclosures, accordingly.

Trading Securities, page F-11

6. Please disclose, and explain to us, your basis for classifying your investments in mutual funds and common stock as trading securities under paragraph 12a of SFAS 115. We note that you discount publicly traded securities based on volume and liquidity considerations and include non-publicly traded securities in your trading securities portfolio. Please explain to us how these securities have readily determinable fair values as discussed in
paragraph 3 of SFAS 115.   In your response, tell us the cost and
the
fair value of each security as of December 31, 2003, December 31, 2004 and June 30, 2005, and how you determined the fair value of each security in your portfolio.

Note 11. Income Taxes, page F-17

7. Please revise your filing to clarify the nature of each deferred tax asset and liability. In addition, please revise your equity footnote disclosure to discuss the issuance of stock compensation that resulted in a deferred tax asset.

Item 8A. Controls and Procedures, page 18

8. You indicate that you performed your evaluation of the effectiveness of your disclosure controls and procedures within 90 days of the filing date of your report. Please revise your disclosure, if true, to state that you performed your evaluation as of the end of the period covered by your report as required by Rule
307 of Regulation S-B or if not true, tell us the remedial action you intend to take. In addition, please revise your disclosure to specifically indicate whether you concluded your disclosure controls and procedures were effective or ineffective. Please revise your 2005 Forms 10-QSB disclosures, accordingly.

Exhibits 31, pages 29 and 31

9. Please revise your certifications to conform with the language presented in Rule 601(b)(31) of Regulation S-B. Please note that as you are not an accelerated filer, you may only modify the certification language to remove the discussion of your report on internal controls over financial reporting in paragraphs 4 and 4b as indicated in Section IIIE of Release No. 33-8238 issued June 5, 2003.
Please currently date your revised certifications. Please revise your 2005 Forms 10-QSB certifications, accordingly.

Form 10-QSB for the six months ended June 30, 2005

Item 1. Financial Statements, page 3

Consolidated Balance Sheet, page 3

10. Revise your filing to disclose the nature and terms of the $250,000 notes receivable classified as a current asset. Please expand your liquidity discussion to address the purpose of the loan and its ultimate collection.


Notes to Financial Statements, page 7

11. Please provide the segment information required by paragraph
33
of SFAS 131.

Item 2. Management`s Discussion and Analysis of Financial
Condition
or Plan of Operation, page 8

Plan of Operations, page 8

12. Please discuss the reasons for the material changes in revenues and profits from period to period for each operating entity presented.

13. Please revise your disclosure to discuss the reason for the material increases in commission expenses and employee costs in the second quarter of 2005. We note that your commission expenses increased at a greater rate than your increase in revenues.

      As appropriate, please amend your Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March
31, 2005 and June 30, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Terry M. Deru
Prime Resource, Inc.
October 21, 2005
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